UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 509th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 27, 2025

1.   DATE, TIME AND VENUE: On November 27, 2025, at 12:00 p.m., (São Paulo local time), held remotely, as provided for in Article 19, first paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call was waived given the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, Paragraph 2 of the Company’s Regulations, establishing, therefore, quorum according to the Company’s Bylaws for the installation of the meeting. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.  PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.  AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Deliberate on the proposal to amend the Company’s corporate purpose and, consequently, amend Article 2 of its Bylaws: After considering the recommendation for approval from the Nominations, Compensation and Corporate Governance Committee, the submission to the shareholders’ general meeting of the proposal to amend Article 2 of the Company’s Bylaws was approved, as per the following wording:

“Art. 2 - The Company’s purpose is to provide communications and telecommunications services, as well as to develop any and all activities necessary or useful for the execution of such services, including leasing, sharing, and assignment of infrastructure, and may also engage in the following activities:

a) provision of value-added services, development, availability, distribution, and commercialization of digital services, as well as audio, video, image, text, and application content over the internet by any means, including advertising and publicity materials;

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 509th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 27, 2025

b) provision of integrated solutions, management, services, and consultancy related to: (i) data center, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and similar; (iii) connectivity, internet of things, information technology, networks, systems analysis and development, programming, configuration, and similar; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire and others, surveillance, security, tracking, and remote or non-remote monitoring; (vii) maintenance, repair, technical assistance, and IT support for any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) data management intelligence (Big Data);

c) development, licensing, and sublicensing of software, IT systems, and intellectual property rights of any nature;

d) retail and/or wholesale commercialization, leasing or lending of goods, merchandise, equipment, and various materials, including, but not limited to, telecommunications equipment, telephones, electrical and electronic devices, IT systems and products, computers, technological accessories, including automotive accessories, parts and spare components, precision instruments, measuring devices, electronic and security sensors, food products, including coffee and similar specialties, books, newspapers, and magazines by any means;

e)   participation in the share capital of other companies or entities of any nature, in Brazil or abroad, including consortia and associations, regardless of the activities carried out by such companies or entities;

f)       import and export of goods and services;

g) management, consultancy, design or implementation of projects and provision of installation, engineering, and civil construction services, including hydraulic, gas, and electrical installations and other works;

h) provision of business intermediation services in general;

i) provision of consultancy services related to the Company’s activities;

j) purchase and sale, collection, treatment, reconditioning, and recycling of electronic and electrical equipment in general, including recurring scrap, unusable scrap, and related non-hazardous waste;

k) leasing, subleasing, lending, or assignment, under any title, of the right to use own or third-party real estate, in whole or in part, for any purposes, including gatherings, shows, performing arts, and other artistic activities, directly or through third parties;

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 509th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 27, 2025

l) provision of correspondent services in Brazil for banks and/or financial institutions and collection services in general; and

m) performance of other activities related or connected, directly or indirectly, to the activities described above.”

The proposed amendment to Article 2 of the Company’s Bylaws aims to improve the wording of the provision and include certain activities, as well as foster the development and exploitation of opportunities related to the Company’s business. Additionally, the amendments seek to adjust the corporate purpose as a result of the adaptation of the Concession Regime of the Switched Fixed Telephone Service – STFC to the private Authorization Regime of the Switched Fixed Telephone Service – STFC.

Furthermore, the proposed amendments to include new additional activities aim to update and complement the Company’s list of activities in light of its positioning and business opportunities related to its strategy, and do not entail any change to its main line of business or corporate purpose.

4.2. Deliberate on the convening of the Company’s Extraordinary Shareholders’ Meeting: The convening of the Company’s Extraordinary Shareholders’ Meeting (“ESM”), to be held on January 9, 2026, at 02:00 p.m., was approved. The meeting will deliberate on the following matters, pursuant to Law No. 6,404/76 (“Brazilian Corporation Law”):

(i)	to ratify, pursuant to Article 256, §1, of Law No. 6,404/76 (“Brazilian Corporation Law”), the acquisition of (i) 24.99% (twenty-four point ninety-nine percent) of the shares and 1 (one) subscription bonus issued by Fibrasil Infraestrutura e Fibra Ótica S.A., a privately held corporation registered under CNPJ No. 36.619.747/0001-70 (“Target Company” or “Fibrasil”), previously held by Caisse de dépôt et placement du Québec (“CDPQ”), and (ii) 25.01% (twenty-five point zero one percent) of the shares and 1 (one) subscription bonus issued by the Target Company, previously held by Fibre Brasil Participações S.A. (“Fibre”), under the terms of the Share Purchase Agreement signed on July 10, 2025, between, on one side, CDPQ and Fibre as sellers, and on the other, the Company as buyer, with the intervention and consent of Telefónica Infra, S.L. Unipersonal (“T.Infra”) and Fibrasil (“Agreement” and “Transaction”, respectively);

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 509th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 27, 2025

(ii)	to ratify the appointment and hiring of the independent specialized firm Deloitte Touche Tohmatsu Consultores Ltda., a limited liability company headquartered in São Paulo, State of São Paulo, at Av. Dr. Chucri Zaidan, No. 1240, 4th to 12th floor – Golden Tower, ZIP Code 04711-130, registered under CNPJ No. 02.189.924/0001-03 (“Appraiser”), by the Company’s management, to prepare the appraisal report of the Target Company as provided for in Article 256, §1, of the Brazilian Corporation Law (“Appraisal Report”);

(iii)	to approve the Appraisal Report prepared by the Appraiser;

(iv)	to authorize and ratify the actions taken by the Company’s management to carry out the Transaction;

(v)	to amend Article 2 of the Company’s Bylaws, which addresses the corporate purpose;

(vi)	to amend the caput of Article 5 of the Company’s Bylaws, which addresses the share capital, to reflect the new number of shares into which the Company’s share capital is divided as a result of the cancellation of 34,740,770 (thirty-four million, seven hundred forty thousand, seven hundred seventy) common shares issued by the Company and held in treasury, as approved by the Company’s Board of Directors at its meeting held on July 24, 2025; and

(vii)	to consolidate the Company’s Bylaws to reflect the amendments mentioned in items (v) and (vi).

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 509th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON NOVEMBER 27, 2025

The members of the Company’s Executive Board are hereby authorized to take all actions necessary for convening the ESM, including, but not limited to, publishing the call notice and other relevant documents, in compliance with legal and statutory provisions.

5.     CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, November, 27, 2025. (aa) Eduardo Navarro de Carvalho – Chairman of the Board Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 509th Meeting of the Board of Directors of Telefônica Brasil S.A., held on November 27, 2025, drawn up in the Company’s book. This is a free English translation.

______________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 27, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director